FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 April 05 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit     Description

No. 1       RNS Announcement, re: Schedule 11 Notice dated 05 April 2005

5 April 2005

British Energy Group plc

Schedule 11. Notification of interests of directors and connected persons


  1.  Name of company                 2.  Name of director

      BRITISH ENERGY GROUP PLC            CLARE SPOTTISWOODE

  3.  Please state whether            4.  Name of the registered holder(s)
      notification indicates that         and, if more than one holder, the
      it is in respect of holding         number of shares held by each of
      of the shareholder named in 2       them (if notified)
      above or in respect of a
      non-beneficial interest or in
      the case of an individual
      holder if it is a holding of
      that person's spouse or             CLARE SPOTTISWOODE
      children under the age of 18
      or in respect of an
      non-beneficial interest

      CLARE SPOTTISWOODE

  5.  Please state whether            6.  Please state the nature of the
      notification relates to a           transaction. For PEP transactions
      person(s) connected with the        please indicate whether
      director named in 2 above and       general/single co PEP and if
      identify the connected              discretionary/non discretionary
      person(s)                           /non discretionary

                                          AS PART OF REMUNERATION
      N/A                                 ARRANGEMENTS, 642 SHARES WERE
                                          PURCHASED.

  7.  Number of      8.  Percentage   9.  Number of         10.  Percentage
      shares/amount      of issued        shares/amount          of issued
      of stock           class (any       of stock               class (any
      acquired           treasury         disposed               treasury
                         shares                                  shares held
      642                held by                                 by company
                         company                                 should not
                         should not                              be taken
                         be taken         N/A                    into
                         into                                    account
                         account                                 when
                         when                                    calculating
                         calculating                             percentage)
                         percentage)

                                                                 N/A
                         0.00%


  11.    Class of     12.    Price    13.    Date of        14.    Date
         security            per             transaction           company
                             share                                 informed
         10P                                 4 APRIL 2005
         ORDINARY            279P                                  4 APRIL
         SHARES                                                    2005


  15.     Total holding               16.     Total
          following this                      percentage
          notification                        holding of
                                              issued class
          2,734                               following this
                                              notification
                                              (any treasury
                                              shares held by
                                              company should
                                              not be taken
                                              into account
                                              when
                                              calculating
                                              percentage)

                                              0.00%

  If a director has been granted options by the company please complete the following boxes.

  17.              Date of grant     18.    Period during which or date on
                   N/A                      which exercisable
                                            N/A

  19.              Total amount      20.    Description of shares or
                   paid (if any)            debentures involved: class,
                   for grant of             number
                   the option               N/A
                   N/A

  21.              Exercise price    22.    Total number of shares or
                   (if fixed at             debentures over which options
                   time of grant)           held following this notification
                   or indication            N/A
                   that price is
                   to be fixed at
                   time of
                   exercise
                   N/A

  23.              Any additional    24.    Name of contact and telephone
                   information              number for queries

                   N/A                      JOHN SEARLES 01506 408 715

  25. Name and signature of authorised company official responsible for making this notification

                   ROBERT ARMOUR (COMPANY SECRETARY)

  Date of notification 5 APRIL 2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 05 2005                      BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations